NEWS RELEASE

February 28, 2007

CANETIC RESOURCES TRUST PROVIDES 2006 CANADIAN TAX INFORMATION TO CANETIC UNITHOLDERS AND TO FORMER UNITHOLDERS OF ACCLAIM ENERGY TRUST AND STARPOINT ENERGY TRUST

CALGARY, ALBERTA (CNE.UN – TSX)– Canetic Resources Trust (“Canetic”) is pleased to provide 2006 tax information to Canadian unitholders of Canetic and to former Canadian unitholders of Acclaim Energy Trust (“Acclaim”) and StarPoint Energy Trust (“StarPoint”).

2006 U.S. tax information is currently being compiled and will be announced under a separate news release.

The information contained herein is intended to provide information for 2006 income tax reporting for Canadian resident individual holders of Canetic trust units and former Canadian resident individual holders of Acclaim or StarPoint trust units. It is not exhaustive of all income tax considerations and is not intended to constitute legal or tax advice to any holder, former holder, or potential holder of Canetic, Acclaim or StarPoint trust units. Readers should consult their own legal or tax advisors as to their particular tax consequences of holding Canetic, Acclaim or StarPoint trust units.

Canetic 2006 Distributions

Canetic qualifies as a mutual fund trust under the Income Tax Act (Canada) (the “Tax Act”) and the trust units of Canetic are qualified investments for a Registered Retirement Savings Plan (“RRSP”), Registered Retirement Income Fund (“RRIF”), Registered Education Savings Plan (“RESP”) or Deferred Profit Sharing Plan (“DPSP”).

For Canadian unitholders, monthly trust distributions are comprised of a taxable (income) portion and a tax-deferred (return of capital) portion. The taxable portion is determined directly from the calculation of Canetic’s taxable income and is dependent upon various tax deductions that Canetic may claim against its income for tax purposes for the year. Taxable amounts are reported in Canetic’s T3 return and are allocated to individual unitholders via T3 supplementary slips prepared by Canetic’s transfer agent, brokers or other intermediaries. Unitholders are then generally required to include their proportionate share of this income allocation in their tax return for the year.

Unitholders are required to reduce the Adjusted Cost Base (“ACB”) of their units held by the amount of the distributions considered to be a non-taxable return of capital each year. When a unitholder’s ACB drops below zero during a taxation year the negative amount is considered to be a capital gain, provided the units are held as capital property.  Unitholders pay income tax on this gain which resets their ACB to zero for the start of the following year. Unitholders are strongly encouraged to maintain an ongoing record of the return of capital portion of trust distributions and regularly update their ACB calculations. Each unitholder is solely responsible for his or her own ACB calculations; Canetic neither tracks nor provides advice in this respect.

Units Held within an RRSP, RRIF, RESP or DPSP

Unitholders who held Canetic units in a RRSP, RRIF, RESP or DPSP should not report any amount on their 2006 T1 Income Tax Return.

Units Held outside an RRSP, RRIF, RESP or DPSP

Unitholders who held Canetic units outside of an RRSP, RRIF, RESP or DPSP will receive a “T3 Supplementary” slip postmarked on or before March 31, 2007. Canetic’s Canadian registered unitholders will receive “T3 Supplementary” slips directly from Canetic’s transfer agent, Computershare Trust Company of Canada. Canetic units held through a broker or other intermediary will receive a “T3 Supplementary” slip from the broker or other intermediary and not from the transfer agent or from Canetic.

Canetic has determined that distributions received by Canadian resident unitholders in respect of the 2006 taxation year are 100% taxable (income) and 0% tax-deferred (return of capital). The taxable portion of distributions are to be reported as “Other income” and will be included in Box (26) of the “T3 Supplementary” slip.

2006 Summary of Canetic Canadian Tax Information

The table below summarizes, on a per unit basis, the taxability of cash distributions paid and included in the 2006 “T3 Supplementary” slips, which, for Canadian tax purposes, will include distributions with record dates from January 31, 2006 to December 29, 2006.

2006 CASH DISTRIBUTION INFORMATION
FOR CANADIAN UNITHOLDERS ($/UNIT)
Record Date	Payment Date	Cash Distribution ($CDN)	Taxable Amount (100%) ($CDN)	Return of Capital Amount (0%) ($CDN)
Jan 31 2006	Feb 15 2006	0.23	0.23	0.00
Feb 28 2006	Mar 15 2006	0.23	0.23	0.00
Mar 31 2006	Apr 13 2006	0.23	0.23	0.00
Apr 28 2006	May 15 2006	0.23	0.23	0.00
May 31 2006	Jun 15 2006	0.23	0.23	0.00
Jun 30 2006	Jul 14 2006	0.23	0.23	0.00
Jul 31 2006	Aug 15 2006	0.23	0.23	0.00
Aug 31 2006	Sep 15 2006	0.23	0.23	0.00
Sep 29 2006	Oct 13 2006	0.23	0.23	0.00
Oct 31 2006	Nov 15 2006	0.23	0.23	0.00
Nov 30 2006	Dec 15 2006	0.23	0.23	0.00
Dec 29 2006	Jan 15 2007	0.23	0.23	0.00

TOTAL		2.76	2.76	0.00

Distribution of Common Shares and Warrants of TriStar Oil & Gas Ltd to Former Unitholders of Acclaim Energy Trust and StarPoint Energy Trust.

On January 5, 2006 each Acclaim unitholder received a distribution in-kind consisting of 0.0833 common shares of TriStar Oil & Gas Ltd. (“TriStar”) and 0.0175 TriStar warrants (the "TriStar distribution”).  On January 5, 2006, Each StarPoint unitholder received a distribution in-kind consisting of 0.1000 common shares of TriStar and 0.0210 TriStar warrants (alsothe "TriStar distribution”).

As noted on page 68 of the Joint Information Circular with respect to the Plan of Arrangement involving Acclaim and StarPoint of November 18, 2005, for Unitholders resident in Canada, any portion of this distribution that represents an allocation of the income of each respective trust will be included in the income of the Unitholder. The amount in excess of the distribution of income will be considered a capital distribution and accordingly, reduce the ACB of the applicable Units. Canetic has determined that the TriStar distribution received by Canadian resident unitholders is a 100% tax-deferred return of capital.

In Management’s opinion, the appropriate value to ascribe to the distribution of a TriStar Common Share is $2.75 per TriStar Common Share representing TriStar’s net asset value at the time of distribution and the appropriate value to ascribe to the distribution of the TriStar Warrants is $0.00 per TriStar Warrant, representing the difference between the exercise price and the fair market value of TriStar Common Shares on the date of warrant issue.  This value is Management's estimate and is not binding on Acclaim, StarPoint, Canetic, Unitholders or the CRA and, accordingly, the CRA may challenge such value.  Since the entire amount of the TriStar distribution is a return of capital the ACB of the Units must be reduced by the amount of the TriStar distribution prior to the disposition of the Units under the Arrangement. On a per unit basis the TriStar distribution will equate to $0.229 for each Acclaim unit held (0.0833 x $ 2.75) and $0.275 for each StarPoint unit held (0.100 x $ 2.75), as outlined below.  These values should appear in box 42 of your T3 supplementary slip.

2006 Summary of Acclaim TriStar Distribution

The table below summarizes, on a per unit basis, the taxability of the Acclaim TriStar distribution as it should appear in Box 42 in the 2006 “T3 Supplementary” slip:

2006 ACCLAIM DISTRIBUTION (IN-KIND)
FOR CANADIAN UNITHOLDERS ($/UNIT)
Distribution	Record and Distribution Date	Value / Acclaim Unit	Taxable Amount (0%) ($CDN)	Return of Capital Amount (100%) ($CDN)
TriStar Common Shares	Jan 5, 2006	0.229	0.000	0.229
TriStar Warrants	Jan 5, 2006	0.000	0.000	0.000
TOTAL		0.229	0.000	0.229

2006 Summary of StarPoint TriStar Distribution

The table below summarizes, on a per unit basis, the taxability the StarPoint TriStar distribution as it should appear in Box 42 in the 2006 “T3 Supplementary” slip:

2006 STARPOINT DISTRIBUTION (IN-KIND)
FOR CANADIAN UNITHOLDERS ($/UNIT)
Distribution	Record and Distribution Date	Value / StarPoint Unit	Taxable Amount (0%) ($CDN)	Return of Capital Amount (100%) ($CDN)
TriStar Common Shares	Jan 5, 2006	0.275	0.000	0.275
TriStar Warrants	Jan 5, 2006	0.000	0.000	0.000
TOTAL		0.275	0.000	0.275

Canetic is one of Canada’s largest oil and gas royalty trusts.  Canetic trust units and debentures are listed on the Toronto Stock Exchange under the symbols CNE.UN, CNE.DB.A, CNE.DB.B, CNE.DB.C, CNE.DB.D, and CNE.DB.E and the trust units are listed on the New York Stock Exchange under the symbol CNE.  For further information, please see the website at www.canetictrust.com or contact Canetic investor relations by email at: Info@canetictrust.com or toll free telephone at 1-877-539-6300.